Exhibit 99.1

Biofrontera Aktiengesellschaft

Leverkusen

- ISIN: DE0006046113 / WKN: 604611 -

Addition to the agenda of the Annual General Meeting on 14 December 2021 pursuant to section 122 (2) AktG at the request of a shareholder

The Annual General Meeting of Biofrontera AG was convened for Tuesday, 14 December 2021, with agenda items 1 to 7 as a virtual Annual General Meeting, i.e. without the physical presence of the shareholders or their proxies (in this regard, we refer to the publication in the Federal Gazette of 23 November 2021). Deutsche Balaton AG, Heidelberg, has requested that the following agenda items 8 and 9 be added to the agenda in accordance with section 122 (2) of the AktG.

Agenda item 8

Resolution on the creation of a new Authorized Capital 2021 for the cash capital increase with the possibility to exclude subscription rights for fractional shares as well as on corresponding amendments to the Articles of Association

Deutsche Balaton AG proposes to resolve an authorized capital 2021 and to amend the Articles of Association for this purpose and to insert the following paragraph 3a in § 7 of the Articles of Association:

“The Management Board is authorized, with the approval of the Supervisory Board, to increase the Company’s share capital on one or more occasions on or before December 13, 2026 by a total nominal amount of up to EUR 15,000,000 by issuing new registered no-par value shares, each with a notional interest in the share capital of EUR 1.00, against cash contributions (Authorized Capital 2021). The new shares are to be offered to the shareholders for subscription. The new shares may also be underwritten by a bank designated by the Management Board with the consent of the Supervisory Board or by a company operating pursuant to section 53 (1) sentence 1 or section 53b (1) sentence 1 or (7) of the German Banking Act (in each case an “issuing bank”) or a syndicate of issuing banks with the obligation to offer them to the shareholders for subscription (indirect subscription right pursuant to section 186 (5) of the AktG).

Exclusion of subscription rights is only permissible for fractional amounts.

Shares not subscribed or acquired by the shareholders within the scope of the statutory subscription right or the indirect subscription right are to be offered to the shareholders for additional subscription in compliance with Section 53a AktG. Shares not subscribed for within the framework of the statutory subscription right or the indirect subscription right may only be offered to third parties for purchase if and to the extent that there are no additional subscription requests from shareholders in relation to these shares.

The Management Board is obligated to establish or arrange for trading of the subscription rights on the stock exchange, at least in the over-the-counter market of a German stock exchange, for a period of at least seven trading days. The issue price for the new shares must be announced in the subscription offer, i.e. before the start of the subscription period.

The Management Board is further authorized, with the consent of the Supervisory Board, to determine the further details of the implementation of capital increases from the Authorized Capital 2021. The Supervisory Board is authorized to amend the Articles of Association in accordance with the extent to which the authorized capital is utilized.”

Agenda item 9

Resolution on (a) the authorization to issue profit participation certificates, participatory certificates with warrants and convertible participatory certificates as well as bonds with warrants and/or convertible bonds with the option to exclude subscription rights, (b) the creation of a new Contingent Capital II and (c) on the amendment of Article 7 (5) of the Articles of Association (share capital)

At the time the Annual General Meeting is convened, the share capital amounts to EUR 56,717,385, so that, in accordance with the law, conditional capital may exist in the total amount of 50% of this amount, i.e. EUR 28,358,692.

The new Conditional Capital II is to be created in the amount of EUR 15,000,000.

Deutsche Balaton AG proposes to resolve:

a) Resolution on the authorization to issue profit participation certificates, profit participation certificates with warrants and convertible profit participation certificates as well as bonds with warrants and/or convertible bonds with the option to exclude subscription rights

(aa) the subject matter and period of the authorisation

The Management Board is authorized, with the consent of the Supervisory Board, to issue bearer or registered profit participation certificates (“profit participation certificates”) on one or more occasions until December 13, 2026. Warrants may be attached to the profit participation certificates or they may be combined with a conversion right for the creditor and/or an option or conversion obligation on the part of the creditor. The option or conversion rights or the option or conversion obligations entitle or obligate the holder to subscribe for shares of the Company in accordance with the terms and conditions of the profit participation certificates (“Terms and Conditions of Profit Participation Certificates”).

The Management Board is further authorized, with the consent of the Supervisory Board, to issue bonds with warrants and/or convertible bonds instead of or in addition to profit participation certificates on one or more occasions until December 13, 2026 and to grant the creditors of bonds with warrants option rights and the creditors of convertible bonds conversion rights to shares of the Company and/or to establish option or conversion obligations of the creditors in accordance with the terms and conditions of the bonds with warrants or convertible bonds (“terms and conditions of bonds with warrants or convertible bonds”). (bonds with warrants and convertible bonds, hereinafter also referred to collectively as “bonds” and together with profit participation certificates as “financial instruments”; the terms and conditions of profit participation certificates and bonds with warrants and convertible bonds are hereinafter also referred to simply as “bond terms and conditions”).

bb) Nominal amount, term, number of shares, interest rate and currency

The total nominal amount of the financial instruments to be issued under this authorization may not exceed EUR 75 million. The term of the financial instruments may not exceed 10 years. In accordance with the more detailed provisions of the terms and conditions of the respective financial instruments, their holders or creditors may be entitled or obligated to subscribe for up to 15,000,000 new registered no-par value shares of the Company with a pro rata amount of the share capital of EUR 1.00 each, i.e. up to a total nominal amount of EUR 15,000,000, by granting option or conversion rights and/or by creating option or conversion obligations. The financial instruments may have a fixed or variable interest rate, whereby the interest rate may also be fully or partially dependent on the amount of the Company’s dividend. The financial instruments may be issued in euros or - limited to the corresponding euro equivalent - in another legal currency of an OECD country. The individual issues of financial instruments are divided into sub-financial instruments with equal rights.

cc) Special conditions for participatory certificates with warrants and bonds with warrants

In the case of the issue of participatory certificates with warrants and/or bonds with warrants, one or more warrants are attached to each financial instrument, which entitle the holder or creditor of the financial instrument to subscribe to new or already issued registered no-par value ordinary shares of the Company in accordance with the Bond Terms. In the case of participatory certificates with warrants and/or bonds with warrants denominated in euros and issued by the Company, the terms and conditions of the bonds may provide that the option price may also be satisfied by transferring financial instruments and, if applicable, making an additional cash payment. The pro rata amount of the share capital attributable to the new shares to be subscribed per financial instrument may not exceed the nominal amount or the issue price of the financial instruments which is below the nominal amount - plus an additional cash payment, if applicable. Insofar as a subscription to fractions of shares results, it may be provided that these fractions may be added up to the subscription of whole shares in accordance with the terms and conditions of the Bonds - if applicable against an additional cash payment.

dd) Special conditions for convertible profit participation rights and convertible bonds

In the case of the issuance of convertible profit participation rights and/or convertible bonds, the holders or creditors of the financial instruments receive the right to convert their financial instruments into new registered no-par value ordinary shares of the Company in accordance with the terms and conditions of the bonds. The conversion ratio is calculated by dividing the nominal amount or the issue amount below the nominal amount of a financial instrument by the fixed conversion price for one share of the Company. Furthermore, an additional payment to be made in cash may be determined. Furthermore, provision may be made for fractional amounts to be combined and/or settled in cash. The pro rata amount of the share capital represented by the shares to be issued upon conversion may not exceed the nominal amount or the issue price of the financial instrument, whichever is lower.

ee) Option and conversion obligation, further conditions

The terms and conditions of the bonds may also establish an option or conversion obligation (mandatory convertible) at the end of the term or at another time (hereinafter also referred to as “final maturity”) or provide for the right of the Company to grant the holders of financial instruments shares in the Company in whole or in part in lieu of payment of the cash amount due upon final maturity. In these cases, the option or conversion price for a share may correspond to the non-weighted average price of the Company’s shares in the Xetra closing auction on the Frankfurt Stock Exchange or in a corresponding successor system (“reference market”) during the ten trading days before or after the day of final maturity, provided that it is lower than the option and/or conversion price for a share announced by the Management Board upon publication of the offer. This also applies to the extent that this price is below the minimum price specified in gg) below.

Sections 9 (1), 199 (2) AktG remain unaffected.

The terms and conditions of the bonds may also stipulate whether and how a full conversion ratio is to be rounded, whether an additional payment to be made in cash or a cash settlement in the event of fractional amounts is to be determined, and whether a certain point in time can be specified by which the conversion or option rights can or must be exercised or option or conversion obligations can or must be asserted.

In any case, the conversion rights or obligations expire no later than 10 years after the issue of the convertible participatory certificates or convertible bonds. The term of the warrants may not exceed 10 years.

ff) Granting of new or existing shares; cash payment

Bond terms and conditions may stipulate that, in the event of conversion or exercise of the option, treasury shares held by the Company may also be granted.

Bond terms and conditions may also provide for the right of the Company, in the event of the exercise of the option or conversion, not to grant shares in whole or in part, but to pay a cash amount resulting from the number of shares otherwise to be delivered and the non-weighted average price of the Company’s shares in the Xetra closing auction on the reference market during a reference period of three to ten trading days before or after the exercise of the option or declaration of conversion. The bond terms and conditions may also provide for a combination of the forms of settlement.

gg) Minimum option or conversion price; adjustment of the minimum option or conversion price

The option or conversion price may not fall below 80% of the unweighted average price in the Xetra closing auction of the Company’s share on the reference market. The relevant price is the average price in the Xetra closing auction on the reference market on the ten stock exchange trading days prior to the final decision by the Management Board on the publication of an offer to grant financial instruments or on the declaration of acceptance by the Company following a public invitation to submit offers to grant financial instruments. The option and conversion price must be published with the offer or the declaration of acceptance following a public invitation to submit offers for the granting of financial instruments.

This shall not affect the determination of the option or conversion price in deviation therefrom in the event of the existence of an option or conversion obligation or a conversion right of the Company.

§§ Sections 9 (1), 199 (2) AktG remain unaffected.

hh) Protection of creditors of financial instruments against dilution

Notwithstanding §§ 9 (1), 199 (2) AktG, the option or conversion price may be reduced after the issue of the Financial Instruments on the basis of an anti-dilution clause in accordance with the more detailed provisions of the terms and conditions of the Bonds if, during the option or conversion period, the Company increases the share capital by granting an exclusive subscription right to its shareholders or by means of a capital increase from company funds or issues further Financial Instruments and the holders or creditors of previously issued Financial Instruments with option or conversion rights or corresponding obligations are not granted a subscription right to the extent they would have been entitled to after exercising the option or conversion rights or fulfilling option or conversion obligations. creditors of previously issued financial instruments with option or conversion rights or corresponding obligations are not granted subscription rights to the extent to which they would be entitled as shareholders after exercising the option or conversion rights or upon fulfilment of option or conversion obligations; such a reduction of the option or conversion price may also be effected by a cash payment upon exercise of the option or conversion right or upon fulfilment of option or conversion obligations. The terms and conditions of the bonds may also provide, within the framework of an anti-dilution clause, that the holders or creditors of the financial instruments are granted additional option and conversion rights or, in the case of option or conversion obligations, more shares in the event that they are exercised, whereby these may also come from conditional capital of the Company, provided that such capital is available for this purpose. The terms and conditions of the bonds may also provide for value-preserving adjustments to the conversion or option price for capital reductions, stock splits or special dividends or other measures that may lead to a dilution of the conversion or option rights or of option or conversion obligations. In any case, the pro rata amount of the share capital represented by the shares to be subscribed per financial instrument may not exceed the nominal amount per financial instrument or a lower issue price of the financial instrument - taking into account an additional cash payment, if applicable.

ii) Granting of subscription rights, trading in subscription rights and exclusion of subscription rights

Shareholders have a statutory subscription right to financial instruments issued by the Company with option and conversion rights or corresponding obligations. The subscription right may also be granted to the shareholders indirectly in accordance with Section 186 (5) AktG.

The Management Board is obliged to establish or arrange for trading of the subscription rights on the stock exchange, at least in the over-the-counter market of a German stock exchange, for a period of at least seven trading days.

The Management Board is authorised, with the approval of the Supervisory Board, to exclude shareholders’ subscription rights to financial instruments with option and conversion rights or corresponding obligations in the following cases:

aaa) For fractional amounts;

bbb) to grant the holders of option and/or conversion rights or the holders of financial instruments of the Company with option and/or conversion obligations a subscription right to the extent to which they would be entitled after exercising the option or conversion rights or after fulfilling the option or conversion obligations;

jj) Granting by majority holding companies; change in the reference market

Financial instruments can also be issued by companies in which Biofrontera AG directly or indirectly holds a majority of the votes and/or capital; in this case, the Management Board is authorised, with the approval of the Supervisory Board, to assume the guarantee for the financial instruments on behalf of Biofrontera AG and to grant the holders of such financial instruments option or conversion rights to shares in Biofrontera AG or to agree corresponding option or conversion obligations with them or to fulfil option or conversion rights or option or conversion obligations. In this case, the Management Board is authorised, with the approval of the Supervisory Board, to assume the guarantee for the financial instruments on behalf of Biofrontera AG and to grant the holders of such financial instruments option or conversion rights to shares in Biofrontera AG or to agree corresponding option or conversion obligations with them or to guarantee the fulfilment of option or conversion rights or option or conversion obligations.

If the shares of the Company are no longer traded on the electronic Xetra system with auction on the Frankfurt am Main stock exchange at a point in time relevant according to this authorization or the corresponding bond terms and conditions due to a lack of listing, the Management Board may, with the consent of the Supervisory Board, designate another stock exchange or an equivalent trading venue as the reference market.

kk) Authorisation to determine the further details

The Management Board is authorized, with the consent of the Supervisory Board, to determine the further details of the issue and features of the financial instruments, in particular the interest rate, issue price, term and denomination, anti-dilution provisions, option or conversion period and, within the aforementioned scope, the option or conversion price, exchange modalities in the event of exchange entitlement and/or exchange or conversion obligations.

b) Resolution on a new Conditional Capital II

The share capital of the Company is conditionally increased by up to EUR 15,000,000 by issuing up to 15,000,000 new no-par value registered ordinary shares with a notional interest in the share capital of EUR 1.00 each (Conditional Capital II). The conditional capital increase serves (i) to secure the granting of option rights and the agreement of option obligations in accordance with the terms and conditions of the bonds or (ii) to secure the fulfilment of conversion rights and the fulfilment of conversion obligations in accordance with the terms and conditions of the bonds, which are issued, agreed or guaranteed in each case on the basis of the aforementioned authorisation in accordance with lit. a) by the Company or by its direct or indirect majority shareholdings (affiliated companies) in the period up to 13 December 2026. Option and conversion obligations shall also be understood to mean the exercise of the Company’s right to delivery of shares in the Company in whole or in part in lieu of payment of the cash amount due. The new shares shall be issued at the option or conversion prices to be determined in accordance with a) above. The conditional capital increase shall only be carried out in the event of the issuance of the financial instruments pursuant to lit. a) and only to the extent that the holders or creditors of the warrants or the convertible profit participation rights and/or convertible bonds exercise their option or conversion rights or fulfil their option or conversion obligation. The new shares shall participate in profits from the beginning of the financial year in which they are created. The Management Board is authorized, with the consent of the Supervisory Board, to determine the further details of the implementation of the conditional capital increase. The Supervisory Board is authorized to amend § 7 of the Articles of Association in accordance with the respective utilization of the conditional capital and after the expiration of all option or conversion periods.

c) Resolution on the amendment of § 7 para. 5 of the Articles of Association

§ Article 7 (5) of the Articles of Association (share capital and shares) shall be reworded as follows:

“(5) The share capital of the Company is conditionally increased by up to EUR 15,000,000 by issuing up to 15,000,000 new registered no-par value ordinary shares with a notional interest in the share capital of EUR 1.00 each (Conditional Capital II). The conditional capital increase serves (i) to secure the granting of option rights and the agreement of option obligations in accordance with the terms and conditions of the Bonds and (ii) to secure the fulfilment of conversion rights and the fulfilment of conversion obligations in accordance with the terms and conditions of the Bonds, each of which will be issued, agreed or guaranteed by the Company or by its direct or indirect majority-owned subsidiaries (affiliated companies) in the period until 13 December 2026 on the basis of the authorisation of the Annual General Meeting of 14 December 2021.

The conditional capital increase is only to be carried out in the event of the issue of financial instruments on the basis of the authorisation of the Annual General Meeting of 14 December 2021 and only to the extent that the holders or creditors of the financial instruments exercise their option or conversion rights or fulfil an option or conversion obligation. The new shares shall participate in profits from the beginning of the financial year in which they are created. The Management Board is authorized, with the consent of the Supervisory Board, to determine the further details of the implementation of the conditional capital increase. The Supervisory Board is authorized to amend § 7 of the Articles of Association in accordance with the respective utilization of the conditional capital and after the expiration of all option or conversion periods.”

_____________end-of-agenda_____________

Deutsche Balaton AG has the following

Reports to the Annual General Meeting

in the request for additions:

(Precautionary) Report to the General Meeting of Shareholders on Item 1 of the Supplementary Agenda (Agenda Item 8) regarding the exclusion of subscription rights pursuant to section 203 (2) sentence 2 and section 186 (4) sentence 2 of the AktG

a)	Background

The availability of financing will be of particular importance in the future, irrespective of the Company’s regularly scheduled annual general meetings. It is often not always possible to determine in advance when the Company will need to raise funds. The Company competes with other companies for business opportunities as they arise. Such business opportunities can often only be exploited if secured financing for the corresponding transaction is already available at the time of the start of negotiations. The instrument of authorized capital provides stock corporations with a means by which the management can be authorized by the Annual General Meeting to increase the share capital without a further resolution by the Annual General Meeting, for a limited period of time and limited to a maximum amount of half of the share capital existing at the time the authorization becomes effective.

The General Meeting of the Company shall resolve on an authorized capital in the amount of EUR 15,000,000. The authorized capital shall be able to be used for cash capital increases.

b)	Statutory subscription right and exclusion of subscription rights

When utilizing the authorization to issue new shares from the authorized capital, shareholders must generally be granted subscription rights. This enables all shareholders to participate in a capital increase in proportion to their shareholdings and to maintain both their voting influence and their shareholding in the Company in terms of value. This also applies in particular if the new shares are not offered to the shareholders for subscription directly, but with the involvement of one or more credit institutions, provided that these are obliged to offer the acquired shares to the shareholders for subscription by way of the so-called indirect subscription right. The proposed resolution therefore provides for a corresponding provision. However, the Management Board is also to be authorized, with the consent of the Supervisory Board, to decide on an exclusion of the statutory subscription right for fractional amounts.

This is intended to facilitate the handling of the share issue with a fundamental subscription right of the shareholders. Fractional amounts may result from the amount of the issue volume to be determined by the Management Board within the scope of the authorization and the subscription ratio if not all of the new shares to be issued can be distributed equally among all shareholders, e.g. if shareholders cannot exclusively be allocated full numbers of shares for subscription due to their shareholdings. The fractional amounts and their value per shareholder are small and are realized in the best possible way for the Company or the shareholder by sale on the stock exchange or otherwise. The cost of issuing shares without an exclusion of subscription rights for fractional amounts is considerably higher. An exclusion of subscription rights for fractional amounts therefore serves the purpose of practicability and facilitating the implementation of a share issue.

c)	Plans for the use of authorized capital

Deutsche Balaton AG is not aware of any concrete plans on the part of the company’s Management Board to utilize the authorized capital. Nevertheless, Deutsche Balaton AG considers it advisable to grant the company the options for further financing, especially since the company currently has no authorized capital that can be utilized. In order to ensure that the use of authorized capital by the company’s Management Board is as gentle as possible on shareholders, it provides for the possibility of excluding subscription rights only for share fractions.

Report to the Annual General Meeting on item 2 of the supplementary request (agenda item 9) regarding the exclusion of subscription rights pursuant to section 221 (4) sentence 2, section 186 (4) sentence 2 of the AktG

The authorization, which expires on December 13, 2026, to issue bonds with warrants or convertible bonds with a total nominal value of up to EUR 75 million and the creation of the associated new Conditional Capital II in the amount of EUR 15,000,000 are intended to expand the Company’s options for financing its activities.

When the Company issues profit participation certificates, participatory certificates with warrants and convertible participatory certificates as well as bonds with warrants or convertible bonds (hereinafter also collectively referred to as “Financial Instruments”), the shareholders are generally entitled to a statutory subscription right (Section 221 (4) sentence 2 in conjunction with Section 186 (1) AktG).

The Management Board shall be authorized, subject to the consent of the Supervisory Board, to exclude the shareholders’ subscription rights to Financial Instruments in the following cases: (i) for fractional amounts and (ii) in order to grant the holders of option and/or conversion rights or the holders of financial instruments of the Company with option and/or conversion obligations a subscription right to the extent to which they would be entitled after exercising the option or conversion rights or after fulfilling the option or conversion obligations.

Exclusion of subscription rights for fractional amounts:

According to the authorization, in the future, when issuing bonds with warrants and/or convertible bonds, the Management Board shall be able, with the consent of the Supervisory Board, to exclude fractional amounts resulting from the subscription right ratio from the shareholders’ subscription right. The envisaged possibility to exclude the subscription right for fractional amounts appears to be expedient and necessary in order to make the use of the requested authorization technically feasible by round amounts and to facilitate the settlement of subscription rights. Furthermore, it must be taken into account that the option or conversion price to be determined in each case for a share of the Company may not, in principle, fall below 80% of the unweighted average closing price of the share of the Company on the reference market, so that, from today’s perspective, an economic dilution is prevented even further.

Exclusion of subscription rights in favour of the holders of already issued financial instruments of the Company:

The Management Board may also exclude shareholders’ subscription rights if holders of option and/or conversion rights already granted at the time of the issue or holders of financial instruments of the Company already issued which carry option and/or conversion obligations are to be granted subscription rights to the extent to which they would be entitled after exercising the option or conversion rights or after fulfilling the option or conversion obligations. This possibility of excluding subscription rights relates to cases in which, on the basis of the authorization granted to the Management Board by the Annual General Meeting, Financial Instruments entitling or obligating the holders to subscribe for shares in the Company have already been issued and one or more further issue(s) of such Financial Instruments is/are subsequently made. In practice, it is common practice to protect the holders of financial instruments with the right or obligation to subscribe to shares against subsequent dilutions of their (prospective) shareholding position by granting them compensation for the value in the event of subsequent capital measures by the issuing company, but also in the event of the subsequent issue of comparable financial instruments (so-called anti-dilution clauses). The value compensation is often effected by adjusting the option or conversion price with the consequence that the issuing company may generate lower income when exercising the option or conversion rights or fulfilling option or conversion obligations. This can be avoided by granting the holders of financial instruments a subscription right thereto when further financial instruments are issued and thus giving them the opportunity to participate in the new issue in accordance with their (prospective) shareholding position. For this purpose - as proposed - a corresponding exclusion of the shareholders’ subscription rights is required.

_____________end-of-reports_____________

Deutsche Balaton AG has provided the following information for its supplementary request

Justification

communicated:

The company has effectively had no authorized capital available for years. In the past, Deutsche Balaton Group has always sought to provide the Company with sources of financing that take into account the interests of both Deutsche Balaton Group and the Company. For example, by way of a supplementary request dated 24 April 2020, Deutsche Balaton AG proposed that a resolution be passed authorising the issue of mandatory convertible bonds and the creation of conditional capital. The resolution was not passed, so that the company currently has no sufficient financing options available.

The Company is now to be put back in a position to be able to finance its liquidity requirements, in particular for the further development of its business activities, from its own resources and through equity and/or debt capital. For this reason, the creation of new authorized capital and the authorization to issue profit participation certificates, participatory certificates with warrants and convertible participatory certificates as well as bonds with warrants and/or convertible bonds with the option to exclude subscription rights, with the associated creation of new Conditional Capital II, will be proposed to the Annual General Meeting.

In recent legal disputes with Deutsche Balaton AG, the company has always referred to its financing requirements. It has in part set out its expenditure and financing requirements and concluded from this that without a capital increase the company would be at a considerable disadvantage. Among other things, the economically sensible further development of the company would be in danger of being significantly delayed.

In the Company’s current situation, it is likely to be in its interest to raise equity. In a capital market announcement dated 3 November 2021, the Company announced that it would repay the loan granted to it by the European Investment Bank (“EIB”) in full ahead of schedule. The repayment amount is approximately EUR 20 million. This money is therefore likely to be lacking in the future for the further development of the Company, whereby it must also be taken into account that the Company is a defendant of the DUSA in the USA. This lawsuit could result in substantial payments and costs to be borne by Biofrontera AG. The company does not appear to be sufficiently prepared for this at present.

The company is currently still generating losses at the operating level. Against the backdrop of the repayment of the loan to the EIB, there is a not inconsiderable risk that the Company will not have sufficient liquidity. By means of authorized capital and even conditional capital, the Company’s management can flexibly access a source of financing at any time.

The IPO of the American subsidiary has also not created a suitable source of refinancing. Refinancing through the sale of shares in Biofrontera Inc. presupposes, on the one hand, that the capital market is prepared to accept the shares in Biofrontera Inc. at an appropriate price. On the other hand, the sale of the shares in Biofrontera Inc. and the possible resulting loss of control over Biofrontera Inc. cannot be in the interest of the company. This would result in a further loss of access to the most important market for the Company.

In addition, authorised capital can be a protection against a hostile takeover. A takeover offer by Biofrontera Inc. to the shareholders of Biofrontera AG is already outlined in the securities prospectus prepared by Biofrontera Inc. on the occasion of its recent US IPO. However, a takeover bid will be all the more expensive the more Biofrontera AG shares it has to cover.

Ultimately, the Company should always be able to finance itself, including through an equity measure. The interests of third parties, including those of its own current subsidiaries, are insignificant in comparison.

_____________end-of-justification_____________

Notice by the Board of Management to Shareholders:

No vote shall be taken on agenda item 1.

Agenda items 2 to 6 and agenda items 8 and 9 are to be subject to binding votes.

Pursuant to section 120a of the AktG, the resolution on agenda item 7 does not create any rights or obligations, cannot be challenged pursuant to section 243 of the AktG and is therefore of a recommendatory nature.

Shareholders may vote “yes” or “no” or abstain from voting on agenda items 2 to 9.

Leverkusen, November 2021

The Board of Directors